FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  28 June 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


         International Power to pursue US Delisting and Deregistration

(London - 28 June 2007) Further to the announcement made on 6 June 2007 "International Power to pursue US Delisting and Deregistration", International Power plc today announces that following the filing of a Form 25 with the SEC on 18 June 2007, the delisting of its ADRs from the New York Stock Exchange is now effective.

International Power intends to maintain its American Depositary Receipt ("ADR") facility with The Bank of New York as a Level 1 programme. This means that International Power's ADRs will be traded on the over-the-counter market. International Power's ordinary shares will continue to trade on the London Stock Exchange.

The Company will file a Form 15F with the Securities Exchange Commission ('SEC') on Thursday 28 June 2007 to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934 ("Exchange Act"). By operation of law, the deregistration will be effective 90 days after the filing, unless the Form 15F is either withdrawn by the Company or denied by the SEC. The Company will continue to publish its Annual Report and other documents and communications in accordance with Exchange Act rule 12g3-2 on its Investor website www.ipplc.com.

For further information please contact:

International Power

Investor Contact:                       Media Contact:
James Flanagan                          Beth Akers
Telephone: +44 (0)20 7320 8869          Telephone: +44 (0)20 7320 8622


About International Power

International Power plc is a leading independent electricity generating company with 29,913 MW gross (18,237 MW net) in operation and 633 MW gross (192 MW net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, France, Germany, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange with ticker symbol IPR. Company website: www.ipplc.com




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary